                                                                  Exhibit (c)(2)


                                 OPTICNET, INC.
                              INTERNAL TECHNOLOGY

                                Fair Market Value

                             As of November 15, 2002

                                  Prepared for

                                 OpticNet, Inc.
                               Hayward, California

                                         [AMERICAN APPRAISAL ASSOCIATES(R)LOGO]

AMERICAN APPRAISAL ASSOCIATES                                           CONTENTS

                                    CONTENTS

                                                                            PAGE
APPRAISAL SUMMARY LETTER                                                      1
INTRODUCTION                                                                  4
HISTORY AND NATURE OF THE BUSINESS                                            5
ECONOMIC CONDITIONS AND OUTLOOK                                               6
    GROSS DOMESTIC PRODUCT                                                    6
    UNEMPLOYMENT                                                              7
    INFLATION AND INTEREST RATES                                              8
    SUMMARY                                                         ,         9
INDUSTRY CONDITIONS                                                          10
VALUATION INTRODUCTION                                                       11
VALUATION OF ASSETS                                                          13
CONCLUSION                                                                   15
EXHIBITS
    A - INCOME APPROACH SUMMARY
    B - NET WORKING CAPITAL ANALYSIS
    C - INDUSTRY MARGIN ANALYSIS
    D - ASSUMPTIONS AND LIMITING CONDITIONS
    E - CERTIFICATE OF APPRAISER
GENERAL SERVICE CONDITIONS

[LETTERHEAD]

                                                                   March 4, 2003

OpticNet, Inc.
Hayward, California

In accordance with your authorization, we have performed an analysis, as of November 15, 2002 ("the valuation date"), of the fair market value of the technology present within OpticNet, Inc. ("OpticNet" or "the Company"), and submit our findings in this report.

The Company's technology is evidenced in intellectual property ("IP") assets that include patents, patent applications, unpatented technology, a technology license, on-going research, and know-how. It is our understanding that this analysis will serve to establish a basis of value for a possible transfer of the subject assets.

Fair market value is defined as the estimated amount at which the assets might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts.

This report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal Associates, Inc. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal Associates, Inc., is not responsible for the unauthorized use of this report.

Our report consists of

         This letter, identifying the assets appraised, stating the objective and extent of the appraisal, and presenting the conclusion of value

                           WE VALUE YOUR BUSINESS.(R)

AMERICAN APPRAISAL ASSOCIATES                  APPRAISAL SUMMARY LETTER   PAGE 2

         A narrative report, setting forth the purpose and scope of the appraisal, the history and nature of the business, economic perspectives, a review of industry conditions, a description of the assets appraised, a presentation of the valuation techniques employed, and the conclusion of value

           Exhibits, comprising

               Exhibit A - Income Approach Summary

                       B   Net Working Capital Analysis

                       C - Industry Margin Analysis

                       D - Assumptions and Limiting Conditions

                       E   Certificate of Appraiser

         A statement of general service conditions

For the purpose of this appraisal, unaudited historical financial statements and other records, documents, and projected financial results pertaining to the business operations and assets appraised were furnished by the management of OpticNet. This information has been accepted without further verification as proper representations of the Company's operations and condition.

In formulating our opinion of fair market value, discussions were held with OpticNet's management regarding the history and nature of operations, economic and competitive conditions, and future prospects as of the valuation date. In addition, the valuation has included consideration of the size and scope of OpticNet's operations, the magnitude and character of the markets served, and other pertinent factors.

In completing the valuation of the assets, we considered the cost, market, and income approaches to value, as appropriate.

Based on the investigation and analysis outlined and on the appraisal techniques employed, it is our opinion that, as of November 15,2002, the fair market value of the technology present within OpticNet is reasonably represented in the amount of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000).

AMERICAN APPRAISAL ASSOCIATES                  APPRAISAL SUMMARY LETTER   PAGE 3

We have not investigated the title to or any liabilities against the assets appraised.

                                            Respectfully submitted,
                                            AMERICAN APPRAISAL ASSOCIATES, INC.

                                            /s/ Gerald J. Mehm
March 4, 2003                               Gerald J. Mehm
051821                                      Senior Vice President and Principal,
                                              Financial Valuation Group

Investigation and Report by
Ray S. Heinz

AMERICAN APPRAISAL ASSOCIATES                              INTRODUCTION   PAGE 4

                                  INTRODUCTION

The investigation and appraisal described in this report were performed to express an opinion as of November 15,2002 ("the valuation date"), of the fair market value of the technology present within OpticNet, Inc. ("OpticNet" or "the Company").

The Company's technology is evidenced in intellectual property ("IP") assets that include patents, patent applications, unpatented technology, a technology license, on-going research, and know-how. This analysis will serve to establish a basis of value with respect to a possible transfer of the subject assets.

Fair market value is defined as the estimated amount at which that assets might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts.

For the purpose of this appraisal, unaudited historical financial statements and other records, documents, and projected financial results pertaining to the business operations and assets appraised were furnished by the management of OpticNet. This information has been accepted without further verification as proper representations of the Company's operations and condition.

In formulating the opinion of fair market value, discussions were held with OpticNet's management regarding the history and nature of operations, economic and competitive conditions, and future prospects as of the valuation date. In addition, the valuation has included consideration of the size and scope of OpticNet's operations, the magnitude and character of the markets served, and other pertinent factors.

AMERICAN APPRAISAL ASSOCIATES        HISTORY AND NATURE OF THE BUSINESS   PAGE 5

                       HISTORY AND NATURE OF THE BUSINESS

Headquartered in Hayward, California, OpticNet is an engineer-to-engineer solution provider and manufacturer of microelectromechanical ("MEMS") fiber-optic components and subsystems that are used in optical networks for the high-bandwidth telecommunications industry.

OpticNet was originally founded as a subsidiary of BEI Technologies, Inc., to apply BEI's MEMS production processes to the field of optical networks. In November 2000, BEI spun off OpticNet and granted the Company exclusive royalty-free worldwide rights to utilize BEI's proprietary MEMS technology in the telecommunications market. The combination of rights to BEI's technologies, as well as implementation of its own intellectual properties, gives the Company a competitive advantage in producing high-quality optical MEMS products.

OpticNet leveraged the knowledge and experience gained from BEI in the field of MEMS technology to develop robust methods for providing MEMS-based products and subsystems. These products and subsystems include Mirror Elements, Optical Packaging, Optical Fiber Alignment, and Optical Fabrication Services.

The Company's primary activities since inception have been devoted to developing its product offerings and related technologies, recruiting key management and technical personnel, and raising capital to fund operations. OpticNet has not recognized significant revenues since inception. All revenue recognized as of the valuation date relates to engineering agreements funded by unaffiliated customers.

AMERICAN APPRAISAL ASSOCIATES           ECONOMIC CONDITIONS AND OUTLOOK   PAGE 6

                         ECONOMIC CONDITIONS AND OUTLOOK

As outlined in Revenue Ruling 59-60, a sound appraisal of a business or business interest must consider current and prospective economic conditions, in both the national economy and the industry or industries with which the corporation is allied. The major variables reviewed in order to evaluate the overall state of the national economy include the current level of and changes in the real gross domestic product ("GDP"), the unemployment rate, interest rates, and the inflation rate. An overview of the national economy for the last several years, as well as a consideration of forecasted data, is used to develop this outlook.

                             GROSS DOMESTIC PRODUCT

GDP measures the value of all final goods and services produced in the United States. Two measures of GDP are currently quoted - nominal GDP and real GDP. Because of inflationary pressures, nominal GDP will tend to increase over time, thus preventing analysts from obtaining an accurate picture of the overall economy. As a result, a more accurate measure of economic growth is obtained using real GDP. Real GDP removes the effects of inflation from nominal GDP, thereby increasing comparability and consistency.

Overall, economic activity has grown consistently since 1997, although it slowed considerably in 2001, due in large part to an economic downturn exacerbated by the terrorist attacks of September 11,2001. Actual or estimated real GDP and annual changes in GDP from 1997 to 2006 (projected) are as follows (in 1996 chained dollars):

AMERICAN APPRAISAL ASSOCIATES           ECONOMIC CONDITIONS AND OUTLOOK   PAGE 7

================================================
                  Real GDP         Annual Change
Year            ($Billions)             (%)
================================================
1997                8,159               4.4
------------------------------------------------
1998                8,509               4.3
------------------------------------------------
1999                8,859               4.1
------------------------------------------------
2000                9,191               3.8
------------------------------------------------
2001                9,215               0.3
------------------------------------------------
2002*               9,430               2.3
------------------------------------------------
2003*               9,671               2.6
------------------------------------------------
2004*              10,010               3.5
------------------------------------------------
2005*              10,380               3.7
------------------------------------------------
2006*              10,775               3.8
================================================

*Estimated

Source: "Quarterly Economic Review," The Value Line Investment Survey, November 29, 2002

After experiencing healthy growth of approximately 4% per year since 1997, the U.S. economy grew only 0.3% in 2001, according to estimates. GDP increased to 5.0% on an annualized basis in the first quarter of 2002, but then slowed to 1.3% in the second quarter of 2002. Early estimates indicate strong third-quarter growth of 3.1%, but the fourth quarter is projected to grow only 1.5%. Value Line forecasts annualized growth to return to full strength in the second quarter of 2003 and projects annualized growth of 3.3%.

                                  UNEMPLOYMENT

The national unemployment rate is beginning to rise after having decreased from 4.9% in 1997 to an estimated 4.0% in 2000, which was the lowest unemployment rate in the United States in 25 years. However, the unemployment rate rose in 2001 to an estimated 4.8%, and rates of 5.8% and 6.0% are projected for 2002 and 2003, respectively. After 2003, unemployment is expected to decline. Historical and forecasted unemployment rates are as follows:

AMERICAN APPRAISAL ASSOCIATES           ECONOMIC CONDITIONS AND OUTLOOK   PAGE 8

               Unemployment
Year               Rate
----           ------------
                    (%)
1997                4.9
1998                4.5
1999                4.2
2000                4.0
2001                4.8
2002*               5.8
2003*               6.0
2004*               5.5
2005*               5.2
2006*               5.0

*Estimated

Source: "Quarterly Economic Review," The Value Line Investment Survey, November 29,2002

The forecast for the unemployment rate rose primarily due to extensive layoffs in the airline industry, as well as other travel-related industries such as hospitality and tourism, resulting from decreased consumer confidence in the safety of air travel. These industries have stabilized recently, but it appears their recovery will only follow that of the economy as a whole.

                          INFLATION AND INTEREST RATES

The Federal Reserve Board lowered interest rates on November 7,2002, resulting in a prime lending rate of 4.25%. With consumers still cautious due to higher unemployment, uncertain equity markets, and the general economy's apparent holding period, interest rates are projected to remain stable in 2003. Inflation is projected to slowly rise at the consumer levels, likely due to a recovering economy. The annual change in the Consumer Price Index and long-term interest rates as represented by 30-year U.S. Treasury bond rates for 1997 through 2006 are as follows:

AMERICAN APPRAISAL ASSOCIATES           ECONOMIC CONDITIONS AND OUTLOOK   PAGE 9

==============================================================
                Annual Change-Consumer           Long-Term
                      Price Index              Interest Rate
Year                      (%)                       (%)
==============================================================
1997                      2.3                       6.6
--------------------------------------------------------------
1998                      1.5                       5.6
--------------------------------------------------------------
1999                      2.2                       5.9
--------------------------------------------------------------
2000                      3.4                       5.9
--------------------------------------------------------------
2001                      2.8                       5.5
--------------------------------------------------------------
2002*                     2.4                       5.3
--------------------------------------------------------------
2003*                     2.4                       5.2
--------------------------------------------------------------
2004*                     2.6                       6.3
--------------------------------------------------------------
2005*                     2.7                       6.4
--------------------------------------------------------------
2006*                     2.8                       6.5
==============================================================

*Estimated

Source: "Quarterly Economic Review," The Value Line Investment Survey, November 29, 2002

                                     SUMMARY

The U. S. economy appears to be in a holding pattern. One event that could directly affect the economy is a possible attack on Iraq. Another factor is the U.S. political arena. In a surprising showing in the Congressional midterm elections of November 2002, Republicans took control of the Senate and the House of Representatives, in addition to their current control of the White House. The results of this control are as yet unknown, however, as Democrats have proposed to block legislative processes unless certain concessions relating to Congressional committee budgets are made.

The equity markets have shown signs of improvement, despite United Airlines filing the second largest bankruptcy motion in history. Reports from the retail sector indicate holiday shoppers are demanding greater discounts, and retailers appear to be complying, as they hope to save what has been an otherwise lackluster year. Economic recovery is expected, but it is uncertain when it will occur. Many analysts predict the beginning of a recovery in the second quarter of 2003.

AMERICAN APPRAISAL ASSOCIATES                      INDUSTRY CONDITIONS   PAGE 10

                               INDUSTRY CONDITIONS

Given the downturn in the semiconductor equipment markets, suppliers are now focusing more intently on the opportunity of MEMS fabrication. More than 60 established MEMS fabrication facilities and foundries, several hundred start-ups, and many universities and government labs are currently researching MEMS technology.

An important new application for MEMS devices is in fiber-optic networks. At the micron level, MEMS-based switches route light from one fiber to another; this approach enables a truly photonic network of voice and data traffic. Such networks are important because switching using optical-electrical-optical ("OEO") conversion often can cause bottlenecks and prevent the realization of truly broadband networks. However, MEMS and micromachined devices can be used in more applications than just switches in the optical network. Additional applications include tunable filters, variable optical attenuators, and gain equalization and dispersion compensation devices. The functionality behind these solutions typically revolves around MEMS-based micromirrors.

According to the In-Stat/MDR research firm, the long-term outlook is positive for companies developing MEMS-based devices for optical networks. New companies are emerging and existing companies are shifting business plans to compete more effectively in the MEMS market. However, in the short term, the outlook is not as positive. Despite the fact that MEMS brings many benefits to optical networking, persistent misconceptions plague the technology. These misconceptions, along with the fact that the telecommunications market is still affected by the slow economy, contribute to the grim short-term industry outlook.

AMERICAN APPRAISAL ASSOCIATES                   VALUATION INTRODUCTION   PAGE 11

                             VALUATION INTRODUCTION

The technology present within OpticNet has been appraised on the basis of its fair market value, which has been defined in the introduction section of this report; it may also be expressed as the level of the investment at which ownership would be justified by a prudent investor.

A historical review of the Company and a description of its operations have been presented. Projected operating results were reviewed and current and prospective earnings were discussed with the management of OpticNet.

To determine the fair market value of the subject assets, consideration was given to the three traditional approaches to value: cost, market, and income.

The cost approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach can be used to provide a reliable indication of value when applied to specific assets, such as land improvements; special-purpose buildings; special structures, systems, and machinery and equipment; and certain intangible assets. For this analysis, the cost approach was considered but not employed. Historical costs are not indicative of current value due to the downturn in the telecommunications market.

The market approach is used to estimate value through an analysis of recent sales of comparable property. In the valuation of real estate, similar properties that have recently sold or are offered for sale in the current market are analyzed and compared with the property being appraised, and adjustments are made for differences in various factors. This approach is also used in the valuation of machinery and equipment for which there is a known used market. However, intangible assets of a nature such as those of OpticNet are typically transferred only as a part of the sale of a going concern, not in piecemeal transactions. Furthermore, since intangible assets are unique to a particular business entity, comparison between entities would be difficult to make if the data were available. The market approach was not employed to value the subject assets as the subject assets do not trade.

AMERICAN APPRAISAL ASSOCIATES                   VALUATION INTRODUCTION   PAGE 12

In an income approach, the term "income" as used in this approach is a general term that suggests any future benefits that can be quantified in monetary terms. It does not imply that the income approach should be used only with projections of income in the accounting sense. Rather, the income approach involves two general steps. The first involves making a projection of the total monetary benefits expected to accrue to an investor in the asset. (Examples include dividends realizable from an investment in common stock, rental savings from the realization of a leasehold interest, or royalty savings from ownership of a patent.) The second step involves discounting these monetary benefits to present value at a discount rate that considers the degree of risk (uncertainty) associated with the realization of the projected monetary benefits.

Therefore, the income approach can be described as an approach to value based on discounting to present value the expected future benefits generated by an investment in the property being valued. The valuation methodology termed a discounted cash flow is a form of the income approach often used in the valuation of entire businesses, major segments of a business, or intangible assets. In the valuation of intangible assets, elements of the income and market approach are often used simultaneously. For example, in the valuation of a leasehold interest, a market investigation establishes a current market rent, and this amount is then compared to the contractual rent and used as the basis for a projection of savings/costs to be discounted to present value. The income approach has been employed to value the subject assets.

Application of the income approach is described in the following section of this report.

AMERICAN APPRAISAL ASSOCIATES                      VALUATION OF ASSETS   PAGE 13

                               VALUATION OF ASSETS

The fair market value of the technology present within OpticNet was estimated by discounting to present value the estimated cash flows to be derived from the Company based on the utilization of its current IP assets. These valuation methodologies are presented in the following paragraphs.

The discounted net cash flow method of the income approach explicitly recognizes that the current value of an asset is premised upon the expected receipt of future economic benefits, such as cost savings, periodic income, or sales revenue. Indications of value are developed by discounting future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in realizing the projected cash flows. The discounted net cash flow method is presented in Exhibit A.

Management at OpticNet provided revenue projections for 2003 through 2007, detailed by Switch units and Variable Optical Attenuator ("VOA") units. Gross margin, operating profit margin, tax provisions, depreciation, and capital expenditures were estimated based on discussions with management projections and industry averages. Exhibit C provides details.

Revenue is projected to be $1.4 million for 2003, $2.4 million for 2004, $4.2 million for 2005, $8.6 million for 2006, and $10.0 million for 2007, increasing at 74%, 75%, 105%, and 16% per year from 2004 to 2007, respectively. In the terminal year, the revenue falls to $7.7 million to reflect management's expectations of a decrease in a stabilized state of operations. After discussions with management, the data were used to form the basis for the projected cash flows used to value the Company. Details of calculations are shown in Exhibit A.

Gross margin was assumed to improve 10% in 2003 to 40% in 2004,55% in 2005 and 2006, and then stabilize at 60% in 2007 and the terminal year. Operating profit margin reflects economies of scale in 2006 through the stabilized period with margins improving from 18% in 2005 to 20% in 2006, 28% in 2007, and 30% in the stabilized period. Tax provisions increased to a normalized tax rate of approximately 35% in 2005 through the stabilized period.

AMERICAN APPRAISAL ASSOCIATES                      VALUATION OF ASSETS   PAGE 14

In a stabilized period, depreciation is assumed to be approximately equal to capital expenditure. The working capital requirement is assumed at 10%, based on a financial analysis of comparable companies and discussions with management. Working capital analysis calculations are provided in Exhibit B.

The value of the technology within OpticNet was determined by summing the discounted annual net cash flows and terminal value generated by its current IP assets. The discount rate (present value factor) was estimated at 30% to reflect the uncertainty and risk associated with the optical networking components industry and the Company's projections. The terminal value was computed by capitalizing (i.e., dividing) the stabilized period net cash flow by the capitalization rate equal to the present value factor and deducting a projected long-term growth rate of 0%. Zero growth rate was assumed to reflect the life cycle of the current Switch and VOA units into perpetuity.

Based on the above, the concluded fair market value of the technology under the income approach was concluded to be $1,200,000.

AMERICAN APPRAISAL ASSOCIATES                               CONCLUSION   PAGE 15

                                   CONCLUSION

Based on the investigation and analysis outlined and on the appraisal techniques employed, it is concluded that, as of November 15,2002, the fair market value of the technology present within OpticNet is reasonably represented in the amount of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000).

No investigation has been made of the title to or any liabilities against the assets appraised.

AMERICAN APPRAISAL ASSOCIATES                                          EXHIBIT A

                                    EXHIBIT A
                            INCOME APPROACH SUMMARY

                                    (2 PAGES)

                                                                       EXHIBIT A

OPTICNET, INC.
Valuation Date - November 15, 2002
Income Approach Summary - ($000s)

FYE 9/30                                           2003        2004         2005      2006       2007     Terminal
Number of Months                                   10.5          12           12        12         12      Value
                                                  ----------------------------------------------------------------
Revenue:
  Switch Units                                    $ 1,300     $ 2,100     $ 3,000    $ 5,700    $ 6,000   $ 4,500
  VOA Units                                            80         300       1,200      2,900      4,000     3,200
                                                  ----------------------------------------------------------------
Total Revenue                                       1,380       2,400       4,200      8,600     10,000     7,700
 Growth                                                            74%         75%       105%        16%      -23%

Cost of Revenues                                    1,242       1,440       1,890      3,870      4,000     3,080
                                                  ----------------------------------------------------------------
Gross Margin                                          138         960       2,310      4,730      6,000     4,620

Operating Expenses                                  1,100       1,300       1,554      3,010      3,200     2,310
                                                  ----------------------------------------------------------------
EBIT                                                 (962)       (340)        756      1,720      2,800     2,310

Income Taxes                              35%           0           0         265        602        980       809
                                                  ----------------------------------------------------------------
Net Income                                           (962)       (340)        491      1,118      1,820     1,502

Add: Depreciation                                      41          72          84        172        200       154
Less: Capital Expenditures                             69          96         168        258        300       154
Less: Working Capital Requirements        10%         127         102         180        440        140        77
                                                  ----------------------------------------------------------------
Annual Cash Flow                                   (1,116)       (466)        227        592      1,580     1,425
                                                  -----------------------------------------------------
Partial Period Adjustment                            0.88        1.00        1.00       1.00       1.00
                                                  -----------------------------------------------------
Adjusted Annual Cash Flow                            (977)       (466)        227        592      1,580
                                                  -----------------------------------------------------
Discount Period                                      0.44        1.38        2.38       3.38       4.38
                                                  -----------------------------------------------------
Present Value Factor                      30%      0.8916      0.6972      0.5363     0.4125     0.3173
                                                  -----------------------------------------------------
Present Value of Annual Cash Flow                 $  (871)    $  (325)    $   122    $   244    $   501
VALUATION SUMMARY:
Terminal Period Cash Flow                         $ 1,425
Perpetual Growth Rate                                   0%
Capitalized Terminal Value                          4,748
Present Value of Terminal Value                     1,507
Plus: Present Value of Interim Cash Flows            (328)
                                                  -------
Fair Market Value                                 $ 1,179

FAIR MARKET VALUE (rounded)                       $ 1,200

American Appraisal Associates        Page 1

                                                                       EXHIBIT A

OPTICNET, INC.
Valuation Date - November 15, 2002
Income Approach Summary - ($000s)

COMMON SIZE ANALYSIS:

                           2003        2004        2005        2006        2007    Terminal
                             11          12          12          12          12      Value
-------------------------------------------------------------------------------------------
Total Revenue               100%        100%        100%        100%        100%     100%

Cost of Revenues             90%         60%         45%         45%         40%      40%
                           ----------------------------------------------------------------
Gross Margin                 10%         40%         55%         55%         60%      60%
Operating Expenses           80%         54%         37%         35%         32%      30%
                           ----------------------------------------------------------------
EBIT                        -70%        -14%         18%         20%         28%      30%

Income Taxes                  0%          0%          6%          7%         10%      11%
                           ----------------------------------------------------------------
Net Income                  -70%        -14%         12%         13%         18%      20%

Depreciation                 3%           3%          2%          2%          2%       2%
Capital Expenditures         5%           4%          4%          3%          3%       2%
Working Capital Req.         9%           4%          4%          5%          1%       1%
                           ----------------------------------------------------------------
Annual Cash Flow           -81%         -19%          5%          7%         16%      19%

SENSITIVITY ANALYSIS - FAIR MARKET VALUE:

                              Perpetual Growth Rate
                           ----------------------------
Discount Rate               -10%          0%          3%
-------------------------------------------------------
     25%                   $1,300        $1,900       $2,200
     30%                   $  800        $1,200       $1,300
     35%                   $  400        $  700       $  800

American Appraisal Associates        Page 2

AMERICAN APPRAISAL ASSOCIATES                                          EXHIBIT B

                                    EXHIBIT B
                          NET WORKING CAPITAL ANALYSIS

                                    (1 PAGE)

                                                                       EXHIBIT B
OPTICNET, INC.
Valuation Date - November 15, 2002
($000s)

NET WORKING CAPITAL ANALYSIS -

                                                    JDSU              NT              GLW            LU              AVNX
                                                JDSU Uniphase       Nortel          Corning        Lucent           Avanex
REVENUE:
                                         1999        282,800      20,558,000       4,741,100     26,993,000             500
                                         2000      1,430,400      27,966,000       7,127,100     28,904,000          40,700
                                         2001      3,232,800      17,531,000       6,272,000     21,294,000         131,200
                                         2002      1,098,200             n/a       3,605,000     12,321,000          33,700
WORKING CAPITAL:
Total Current Assets                                 463,600      13,068,000       1,984,200     21,931,000           5,100
less: Cash & Equivalents                             233,900       2,257,000         280,400      1,816,000           3,700
less: Total Current Liability                        148,800       7,503,000       1,133,300      8,914,000           1,500
plus: Current Interest Bearing Liabilities              --              --              --             --              --
                                         1999         80,900       3,308,000         570,500     11,201,000            (100)
Total Current Assets                               1,972,900      16,548,000       4,634,400     21,490,000         204,500
less: Cash & Equivalents                           1,114,300       1,649,000       1,793,800      1,467,000         184,300
less: Total Current Liability                        632,100       8,302,000       1,820,300      7,394,000          16,600
plus: Current Interest Bearing Liabilities              --              --              --             --              --
                                         2000        226,500       6,597,000       1,020,300     12,629,000           3,600
Total Current Assets                               3,036,300      11,783,000       4,107,000     16,103,000         225,900
less: Cash & Equivalents                           1,812,200       3,523,000       2,219,000      2,390,000         204,600
less: Total Current Liability                        826,800       8,659,000       1,517,000      9,005,000          39,700
plus: Current Interest Bearing Liabilities              --              --              --             --              --
                                         2001        397,300        (399,000)        371,000      4,708,000         (18,400)
Total Current Assets                               1,857,300       9,937,000       3,515,000      9,155,000         148,300
less: Cash & Equivalents                           1,450,400       4,596,000       1,601,000      4,420,000         136,100
less: Total Current Liability                        481,200       6,880,000       1,262,000      6,206,000          18,300
plus: Current Interest Bearing Liabilities              --              --              --             --              --
                                         2002        (74,300)     (1,539,000)        652,000     (1,471,000)         (6,100)
WORKING CAPITAL %:
                                         1999           28.6%           16.1%           12.0%          41.5%          -20.0%
                                         2000           15.8%           23.6%           14.3%          43.7%            8.8%
                                         2001           12.3%           -2.3%            5.9%          22.1%          -14.0%
                                         2002           -6.8%            n/a            18.1%         -11.9%          -18.1%
                                                 -----------
Concluded Working Capital %                             10.0%
                                                 -----------

American Appraisal Associates

AMERICAN APPRAISAL ASSOCIATES                                          EXHIBIT C

                                    EXHIBIT C
                            INDUSTRY MARGIN ANALYSIS

                                    (1 PAGE)

                                                                       EXHIBIT C

OPTICNET, INC.
Valuation Date - November 15,2002
($000s)

GROSS MARGIN & EBIT MARGINS ANALYSIS -

                                             JDSU            NT             GLW             LU             AVNX
                                        JDSU Uniphase      Nortel         Corning         Lucent          Avanex
-----------------------------------------------------------------------------------------------------------------
REVENUE:
                                1999        282,800      20,558,000      4,741,100      26,993,000            500
                                2000      1,430,400      27,966,000      7,127,100      28,904,000         40,700
                                2001      3,232,800      17,531,000      6,272,000      21,294,000        131,200
                                2002      1,098,200             n/a      3,605,000      12,321,000         33,700

GROSS PROFIT:
                                1999        157,900       8,398,000      2,191,300      13,969,000             30
                                2000        753,700      11,514,000      3,515,900      12,905,000         14,200
                                2001      1,651,900       3,301,000      2,521,000       5,187,000         21,300
                                2002        388,300             n/a      1,267,000       2,836,000          9,600
                              %-1999             56%             41%            46%             52%             6%
                              %-2000             53%             41%            49%             45%            35%
                              %-2001             51%             19%            40%             24%            16%
                              %-2002             35%            n/a             35%             23%            28%

EBIT:
                                1999         63,900         672,000        737,400       4,321,000         (9,300)
                                2000       (481,800)     (2,178,000)     1,163,700       2,986,000        (44,400)
                                2001     (4,710,800)    (10,321,000)      (275,000)     (7,613,000)      (104,800)
                                2002     (1,836,600)            n/a       (853,000)     (4,663,000)       (66,600)
                              %-1999             23%              3%            16%             16%         -1860%
                              %-2000            -34%             -8%            16%             10%          -109%
                              %-2001           -146%             59%            -4%            -36%           -80%
                              %-2002           -167%            n/a            -24%            -38%          -198%

American Appraisal Associates

AMERICAN APPRAISAL ASSOCIATES                                          EXHIBIT D

                                    EXHIBIT D
                       ASSUMPTIONS AND LIMITING CONDITIONS

                                    (2 PAGES)

AMERICAN APPRAISAL ASSOCIATES                                             PAGE 1

                       ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property appraised. In this appraisal, it is presumed that, unless otherwise noted, the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report are true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis.

No environmental impact study has been ordered or made. Full compliance with applicable federal, state, and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated.

The date of value to which the conclusions and opinions expressed apply is set forth in this report. The value opinion herein rendered is based on the status of the national business economy and the purchasing power of the U.S. dollar as of that date.

Testimony or attendance in court or at any other hearing is not required by reason of this appraisal unless arrangements are previously made within a reasonable time in advance for such testimony, and then such testimony shall be at American Appraisal Associates, Inc.'s, prevailing per diem for the individuals involved.

AMERICAN APPRAISAL ASSOCIATES                                             PAGE 2

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use, the identity of the appraiser or the firm with which the appraiser is connected, or any reference to the American Society of Appraisers or the designations awarded by this organization) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal Associates, Inc.

AMERICAN APPRAISAL ASSOCIATES                                          EXHIBIT E

                                    EXHIBIT E
                            CERTIFICATE OF APPRAISER

                                    (1 PAGE)

AMERICAN APPRAISAL ASSOCIATES

                            CERTIFICATE OF APPRAISER

I certify that, to the best of my knowledge and belief

         The statements of fact contained in this report are true and correct.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the impartial and unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

         American Appraisal Associates, Inc., and I personally have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

         The engagement of American Appraisal Associates, Inc., and myself personally in this assignment and compensation for American Appraisal Associates, Inc., are not contingent on the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

         Ray S. Heinz has provided significant professional assistance.

                                                   /s/ Gerald J. Mehm
                                                   ------------------
                                                     GERALD J. MEHM

AMERICAN APPRAISAL ASSOCIATES

                           GENERAL SERVICE CONDITIONS

                                    (1 PAGE)

AMERICAN APPRAISAL ASSOCIATES

                           GENERAL SERVICE CONDITIONS

The service(s) provided by American Appraisal Associates, Inc., have been performed in accordance with professional appraisal standards. Our compensation was not contingent in any way upon our conclusions of value. We assumed, without independent verification, the accuracy of all data provided to us. We have acted as an independent contractor and reserved the right to use subcontractors. All files, workpapers, or documents developed by us during the course of the engagement are our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein and any other use is invalid. No reliance may be made by any third party without our prior written consent. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses, or liabilities, including reasonable attorneys' fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal Associates, Inc., including any director, officer, employee, subcontractor, affiliate, or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

American Appraisal Associates, Inc., is an equal opportunity employer.